SHORE BANCSHARES, INC.

28969 Information Lane

Easton, Maryland 21601

September 10, 2018

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Shore Bancshares, Inc.
Acceleration Request
Registration Statement on Form S-3
File No. 333-225614

Dear Sir/Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), and in connection with the above-referenced Registration Statement (the “Registration Statement”), Shore Bancshares, Inc., a Maryland corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective on Wednesday, September 12, 2018, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Kevin Houlihan or Shawn Turner, Holland & Knight LLP, 800 17th Street, NW, Suite 1100, Washington, D.C. 20006.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the Registration Statement. Further, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please telephone Kevin Houlihan or Shawn Turner at (202) 955-3000 at the law firm of Holland & Knight LLP.

Very truly yours,

/s/ Lloyd L. Beatty, Jr.
Lloyd L. Beatty, Jr.
President and Chief Executive Officer